



DOC ID ----> 202028203992

DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
10/09/2020	202028203992	DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG (LCP)	99.00	0.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

GREG DEAN WIMBERLY
1017 GRAND AVE
DAYTON, OH 45402

STATE OF OHIO

CERTIFICATE

Ohio Secretary of State, Frank LaRose

4555066

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

DESIGN TO BUILD COOPERATIVE LLC

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG **Effective Date: 10/08/2020**	**202028203992**

United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 9th day of October, A.D. 2020.

Ohio Secretary of State



DOC ID ----> 202028203992

Form 533A Prescribed by:

Frank LaRose
Ohio Secretary of State

Date Electronically Filed: 10/8/2020

Toll Free: 877.767.3453 | Central Ohio: 614.466.3910

OhioSoS.gov | business@OhioSoS.gov

File online or for more information: OhioBusinessCentral.gov

Articles of Organization for a Domestic Limited Liability Company

Filing Fee: $99

Form Must Be Typed

CHECK ONLY ONE (1) BOX

(1) ☒ Articles of Organization for Domestic For-Profit Limited Liability Company (115-LCA)	(2) ☐ Articles of Organization for Domestic Nonprofit Limited Liability Company (115-LCA)

Name of Limited Liability Company: Design To Build Cooperative LLC

(Name must include one of the following words or abbreviations: "limited liability company", “limited”, "LLC", "L.L.C.", "ltd.", or "ltd".)

Optional: Effective Date (MM/DD/YYYY) 10/8/2020

(The legal existence of the corporation begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing.)

Optional: This limited liability company shall exist for ______
Period of Existence

Optional: Purpose

** **Note for Nonprofit LLCs**
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided. **

Original Appointment of Statutory Agent

The undersigned authorized member(s), manager(s) or representative(s) of

Design To Build Cooperative LLC

(Name of Limited Liability Company)

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the corporation may be served. The complete address of the agent is:

GREGORY WIMBERLY

(Name of Statutory Agent)

304 PAULY DR

(Mailing Address)

ENGLEWOOD	OH	45315

(Mailing City) (Mailing State) (Mailing ZIP Code)

Acceptance of Appointment

The Undersigned, | GREGORY WIMBERLY | , named herein as the

(Name of Statutory Agent)

Statutory agent for | Design To Build Cooperative LLC |

(Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of statutory agent for said limited liability company.

Statutory Agent Signature | GREGORY WIMBERLY |

(Individual Agent's Signature / Signature on Behalf of Business Serving as Agent)

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required

Articles and original appointment of agent must be signed by a member, manager or other representative.

If the authorized representative is an individual, then they must sign in the "signature" box and print his/her name in the "Print Name" box.

If the authorized representative is a business entity, not an individual, then please print the entity name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print his/her name and title/authority in the "Print Name" box.

GREGORY WIMBERLY

Signature

By (if applicable)

Print Name

KEMO A'AKHUTERA

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name

OPERATING AGREEMENT

OF

Design To Build Cooperative, LLC

THIS OPERATING AGREEMENT (this "Agreement") is entered into as of this day of _April 6_, 20_21_, by _Design To Build Cooperative_, LLC (the "Company") and the undersigned memgbers (the "Members")

WHEREAS, the Company was formed on _October 8_, 20_20_ upon the filing of its Certificate of Formation with the State of _Ohio_; and

WHEREAS, the Members and the Company desire to adopt an operating agreement containing provisions relating to the business of the Company, the conduct of its affairs and the rights, powers, preferences, limitations and responsibilities of its Members and Manager(s) (as defined below).

NOW, THEREFORE, the Members hereby adopt this operating agreement as contemplated by the _Ohio_ Limited Liability Company Law, as the same may be amended from time to time (the "Act").

1.   Name. The name of the limited liability company governed hereby is _Design To Build Cooperative_, LLC.

2.   Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is servicing, managing, operating, and otherwise dealing with property investments.

3.   Registered Office. The address of the registered office of the Company in the State of _Ohio_ is _1017 W Grand Ave Dayton, OH 45402_

4.   Registered Agent. The name of the registered agent of the Company for service of process on the Company in the State of _Ohio_ is _Greg Wimberly_, located at _304 Pauly Dr. Englewood, OH 45315_.

5.   Members. The name and ownership interest of each Member is as set forth on Schedule "A" attached hereto.

6.   Membership Interest Certificates. The Membership Interest held by the Members hereunder shall be evidenced by certificates of the Company certifying the Membership Interest represented thereby and in such form as the Managers may from time to time prescribe. The certificate evidencing a Membership Interest shall be a security for purposes of Article 8 of the Uniform Commercial Code.

7.   Management. The business and affairs of the Company shall be managed by one (1) or more Managers.   With the majority consent of the Member(s), any one (1) of the Managers shall have the power to do any and all acts (including the signing of any documents onbehalf of the Company) necessary or convenient to or in furtherance of the purposes of the Company described herein, including, without limitation, (i) to mortgage, pledge, hypothecate orassign any or all of the assets of the Company, (ii) to incur debt on behalf of the Company, (iii) to acquire or sell any assets of the Company, (iv) to provide indemnities or guaranties in the name and on behalf of the Company, (v) to enter into, perform and carry out contracts of any kind, including, without limitation, contracts with any person or entity affiliated with the Company, necessary to, in connection with, convenient to or incidental to the accomplishment ofthe purposes of the Company, and (vi) to take any and all other actions deemed by a majority of the Member(s) to be necessary, desirable, convenient or incidental for the furtherance of the objects and purposes of the Company, and the Managers shall have and may exercise on behalf of the Company all of the powers and rights conferred upon a limited liability company formed pursuant to the Act. The Company shall not be required to hold annual meetings of its Member or Managers. Initially, the Company shall be managed by _Greg Wimberly_____(the "Manager"), and subject to the consent of the Members as set forth in Section 8, she is delegated the full power and authority to conduct the business and affairs of the Company in accordance with the terms and conditions contained herein.

8.   Voting Rights. Except as expressly provided in this Agreement, Members shallhave no voting, approval or consent rights. However, Members shall have the right to approve or disapprove the following matters:

(a)   Required Approval (Unanimous). In addition to other matters set forth in this Agreement, the following matters shall require the affirmative vote, approval or consent of Members owning not less than 100% of the Membership Units of the Company then issued and outstanding:

(i)   Alter or change the capital structure of the Company, issue additional Membership Interests or admit a new Member;

(ii)   The dissolution of the Company;

(iii)   Any decision on remuneration packages for any employees of the Manager(s) of the Company;

(iv)   The entering into any agreement of any kind or nature (and regardless of the amount involved) between the Company and any Member or any Affiliate of any Member, provided, however, the parties agree that the foregoing shall not apply to any agreements or arrangements specifically contemplated by this Agreement;

(v)   The determination whether to cause the Company to file for bankruptcy under State or Federal law, or to acquiesce in or consent to the filing by a third party against the Company of an involuntary bankruptcy;

(vi)   entering into any transaction whatsoever between the Company and any Member involving the payment of salary, fee, stipends or any other consideration whatsoever;

3

(vii)   The execution and delivery of any guaranty, indemnity or similar agreement on behalf of the Company;

(viii)   A decision to (i) acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible, (ii) construct, operate, maintain, finance, and improve, and to own, sell, convey, assign, mortgage, or lease any real estate and any personal property and (iii) prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust which may affect substantially all of the assets of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals, or modifications of such mortgages or deeds of trust, in each case not in the ordinary course of business;

(ix)   sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;

(x)   A decision to make a capital call to the Members;

(xi)   Any decision to change the Manager(s) of the Company;

(xii)   A sale of all or substantially all of the Company's assets; and

(ix)   Any decision to enter into any contractual relationship with any third party.

9.   Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the unanimous written consent of the Member(s), (b) the withdrawal, bankruptcy or dissolution of a Member or the occurrence of any other event which terminates the continued membership of the Member(s) in the Company, or (c) the entry of a decree of judicial dissolution under the Act.

10.   Admission and Capital Contributions. The Member(s) are hereby deemed admitted as a member of the Company as of the effective date of the Company's initial Certificate of Formation. The Member(s) are all the members of the Company and has a one hundred (100%) percent membership interest in the Company. As of the date hereof, has contributed $100.00 in cash to the Company. The transfer of any Membership Interest or addition of any member shall be made with the approval of the Member(s) and Manager(s).

11.   Additional Contributions. The Member(s) are not required to make any additional capital contribution to the Company. However, the Member(s) may, with the unanimous written consent of the Member(s), make additional capital contributions to the Company.

12.   Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the Member in accordance with their membership interests.

13.   Distributions. Distributions shall be made to the Member at the times determined by the Managers with the majority consent of the Member(s).

14.   Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the unanimous written consent of the Member(s).

15.   Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member(s) and the Managers shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or manager of the Company.

16.   Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of _Ohio_, all rights and remedies being governed by said laws, without regard to principles of conflict of law.

17.   Treatment for Tax Purposes. The Company shall be taxed as the Member(s) shall elect.

18.   Amendments. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member(s).

19.   Indemnification of Indemnified Persons. To the fullest extent permitted by applicable law, in the event that the Member(s) or the Managers, or any of their direct or indirect partners, members, trustees, directors, officers, shareholders, employees, incorporators, agents, Affiliates or controlling persons (collectively, the "Indemnified Persons"; each, including the Member(s) and the Managers, an "Indemnified Person"), becomes involved, in any capacity, in any threatened, pending or completed action, proceeding or investigation, in connection with any matter arising out of or relating to the Company's business or affairs, the Company will periodically reimburse such Indemnified Person for its legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, provided that such Indemnified Person shall promptly repay to the Company the amount of any such reimbursed expenses paid to such Indemnified Person if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company in connection with such action, proceeding or investigation as provided in the exception contained in the next succeeding sentence. To the fullest extent permitted under the law of the State of New Jersey as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), the Company also will indemnify and hold harmless each Indemnified Person against any losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (collectively, "Costs"), to which such Indemnified Person may become subject in connection with any matter arising out of or in connection with the Company's business or affairs, except to the extent that any such Costs result solely from the willful misfeasance or bad faith of such Indemnified Person. If for any reason (other than the willful misfeasance or bad faith of such Indemnified Person) the foregoing indemnification is unavailable to such Indemnified Person, or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such Costs in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and such Indemnified Person on the other hand but

also the relative fault of the Company and such Indemnified Person, as well as any relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this Section 18 shall be in addition to any liability which the Company may otherwise have to any Indemnified Person and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and any Indemnified Person. The reimbursement, indemnity and contribution obligations of the Company under this Section 18 shall be limited to the Company's assets, and no member or manager all have any personal liability on account thereof. Any amendment or repeal of this Section 18 shall not adversely affect any right or protection existing hereunder immediately prior to such amendment or repeal. The foregoing provisions shall survive any termination of this Agreement.

20.   Exculpation. Notwithstanding any other terms of this Agreement, whether express or implied, or obligation or duty at law or in equity, no Indemnified Person shall be liable to the Company or any member or manager for any act or omission (in relation to the Company, this Agreement, any related document or any transaction contemplated hereby or thereby) taken or omitted by an Indemnified Person in the belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Indemnified Person by this Agreement, provided that such act or omission does not constitute willful misfeasance or bad faith of such Indemnified Person.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Operating Agreement of _Design To Build_ , LLC as of the date first above written. _Cooperative_

Members:



EXHIBIT A

MEMBERSHIP INTEREST

MEMBER	MEMBERSHIP INTEREST IN COMPANY
Shawn Thomas	25%
Cleodis Faulks Jr.	25%
Langston A. Farmer	25%
Greg Wimberly	25%